UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

2 May 2025

Pearson plc
("Pearson" or the "Company")

Results of Annual General Meeting 2025

Pearson plc held its annual general meeting ("AGM") at 10:30am today. All resolutions set out in the Company's Notice of Annual General Meeting dated 27 March 2025 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution. As at 6.30pm on 30 April 2025, the Company's issued share capital was 661,685,614 ordinary shares of 25p each. The Company does not hold any ordinary shares in Treasury. Therefore, the total voting rights in the Company were 661,685,614. The proportion of the Company's issued share capital represented by those votes cast is approximately 79.44%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1	To receive the 2024 report and accounts	525,108,863	99.99	73,280	0.01	525,182,143	79.37%	712,057
2	To declare a final dividend	520,514,099	99.02	5,159,881	0.98	525,673,980	79.44%	220,221
3	To re-elect Omar Abbosh	525,579,955	99.98	86,908	0.02	525,666,863	79.44%	227,338
4	To re-elect Sherry Coutu	499,873,806	95.09	25,792,261	4.91	525,666,067	79.44%	228,133
5	To re-elect Alison Dolan	520,095,364	99.42	3,057,934	0.58	523,153,298	79.06%	2,740,903
6	To re-elect Alex Hardiman	525,571,009	99.98	91,301	0.02	525,662,310	79.44%	231,891
7	To re-elect Sally Johnson	524,286,473	99.74	1,371,988	0.26	525,658,461	79.44%	235,740
8	To re-elect Omid Kordestani	524,009,139	99.69	1,655,282	0.31	525,664,421	79.44%	229,780
9	To re-elect Esther Lee	523,636,938	99.62	2,008,625	0.38	525,645,563	79.44%	248,638
10	To re-elect Graeme Pitkethly	524,331,575	99.75	1,329,033	0.25	525,660,608	79.44%	233,593
11	To re-elect Annette Thomas	524,489,800	99.78	1,176,507	0.22	525,666,307	79.44%	227,894
12	To re-elect Lincoln Wallen	515,466,071	98.06	10,195,310	1.94	525,661,381	79.44%	232,728
13	To approve the annual remuneration report	485,861,331	92.43	39,779,388	7.57	525,640,719	79.44%	253,482
14	To re-appoint the auditors	525,573,211	99.98	95,026	0.02	525,668,237	79.44%	225,964
15	To determine the remuneration of the auditors	525,582,453	99.99	74,198	0.01	525,656,651	79.44%	237,459
16	To authorise the company to allot ordinary shares	497,356,326	94.62	28,262,253	5.38	525,618,579	79.44%	269,101
17	To waive the pre-emption rights	519,036,238	99.29	3,725,142	0.71	522,761,380	79.00%	3,126,301
18	To waive the pre-emption rights - additional percentage	517,718,420	99.04	5,021,944	0.96	522,740,364	79.00%	3,147,317
19	To authorise the company to purchase its own shares	518,733,869	98.69	6,865,162	1.31	525,599,031	79.43%	288,650
20	To approve the holding of general meetings on 14 clear days' notice	504,125,370	95.91	21,480,882	4.09	525,606,252	79.43%	287,949

* Votes withheld are not legal votes.

In accordance with the Listing Rules, copies of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

---ENDS---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 02 May 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary